UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: JUNE 2017.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F_XX_ or Form 40-F___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form-6K filing is made to mirror a similar filing of quarterly financial reports made by the Registrant on SEDAR in Canada in accordance with the Registrant’s obligations under the Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations.

99.1

The attached “AGM Notice” for the Company's combined annual meeting for its 2015 and 2016 Fiscal Years to be held on 4 August 2017. A complete copy of the Notice as filed on SEDAR is attached to an made a part of this Form-6K filing.

99.2

The attached “Management Information Circular” or “MIC” for the Company's combined annual meeting for its 2015 and 2016 Fiscal Years to be held on 4 August 2017. A complete copy of the MIC as mailed with related proxy materials to registered shareholders and as filed on SEDAR is attached to an made a part of this Form-6K filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 19 JULY 2017

// signed //
_______________________________
By: Robert V. Rudman
Director and Chief Financial Officer